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                                Exhibit (a)(4)

[ADVANTA LOGO]

AMIP SHARES EXCHANGE - PERSONALIZED DECISION AID

Personalized for:    JOE EMPLOYEE

Your 2001 target bonus is $24,000, of which amount you elected to receive 100% in AMIP Shares. Your 2001 target bonus AMIP shares were granted based on a weighted average value per share of $28.2336.


If you DO NOT participate in the Exchange Program

YOUR 2001 TARGET BONUS, IF 100% EARNED, WOULD BE COMPRISED OF:

Eligible AMIP
Shares:                            708 AMIP Shares(1)(2)

Cash:                                   $ 4,010.64(1)

Class B Stock Options:                        None

                  OR

If you DO participate in the Exchange Program

YOUR 2001 TARGET BONUS, IF 100% EARNED, WOULD BE COMPRISED OF:

Eligible AMIP
Shares:                                       None

Cash:                                      $24,000(1)(3)

Class B Stock Options:                       1,881(4)

Exercise price per share                   $10.625


(1) NOTE: YOU ARE NOT GUARANTEED TO RECEIVE THIS AMOUNT. The above is merely an illustration of what may occur if bonuses are paid and if the Plan Administration Committee of our board of directors and management determine that you have earned 100% of your 2001 target bonus. You may earn, and the Plan Administration Committee and management may award you, between 0% and 200% of your 2001 target bonus. Thus, YOU MAY RECEIVE LESS OR MORE THAN THIS AMOUNT.

(2) Your AMIP Shares are subject to accelerated vesting in accordance with the provisions of the AMIP Program. Subject to the provisions of the AMIP Program, including your continued employment with Advanta, if you do not participate in the offer and your AMIP Shares are not granted accelerated vesting by Advanta, they will vest fully 10 years after your AMIP shares were granted.

(3) This amount represents 100% of your 2001 target bonus.

(4) Subject to the Advanta Corp. 2000 Omnibus Stock Incentive Plan and your option agreement (including certain provisions regarding early expiration if your employment terminates): (a) a percentage of the New Options granted as part of this offer equal to the percentage of the 2001 target bonus awarded to you will vest on April 11, 2002, up to a maximum of 100% of the New Options; (b) any New Options that do not vest on April 11, 2002 will vest on the tenth anniversary of the date on which the related exchanged Eligible AMIP Shares were granted to you; and (c) once vested, all options granted as a part of this exchange are exercisable for two years.
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[ADVANTA LOGO]                AMIP Shares Exchange Program


INSTRUCTIONS: This is NOT your election form. You must complete the tender offer
              Letter of Transmittal and return that as indicated below.

1.       Determine if you will participate in the AMIP Exchange Program

2. Complete the tender offer "Letter of Transmittal" if you wish to participate

3.       Retain a copy of the Letter of Transmittal for your records

4.       Return the Letter of Transmittal by SEPTEMBER 6, 2001 to:

                                        Maryann Buchholz
                                        Advanta Corporation
                                        Welsh & McKean Roads
                                        Spring House, PA 19477
                                        Fax Number: 215-444-6120


QUESTIONS

For questions about tax implications or investment-related issues, you should consult with your legal counsel, accountant or financial planner.

If you have any questions regarding this program, please contact the specially designated Exchange Information Line at 215-444-5205.


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